January 18, 2013

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Offer to Exchange Depository Units of Eastern American Natural Gas Trust

Filed on Form S-4
Filed by ECA Marcellus Trust I and Energy Corporation of America
Filed December 12, 2012 and Amended on January 14, 2013
File No. 333-185397

Ladies and Gentlemen:

Set forth below is a supplemental response of ECA Marcellus Trust I (“ECT”) and Energy Corporation of America (“ECA”, the “Company”, “we”, “us” or “our”), to your comment number 2 contained in the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and dated December 21, 2012, with respect to the Offer to Exchange Depository Units of Eastern American Natural Gas Trust filed on Form S-4, File No. 333-185397, filed with the Commission on December 12, 2012 (the “Registration Statement”).  On January 14, 2013, we filed a response letter and Amendment No. 1 to the Registration Statement which amended the Registration Statement in response to the December 21, 2012 comment letter.  After further reflection on Comment 2, we have supplemented our response in this letter and have further amended the Registration Statement and filed the amendment concurrently with the submission of this letter.  The response to Comment 2 contained herein amends and restates our response to Comment 2 contained in our letter dated January 14, 2013.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Offer to Exchange Depository Units of Eastern American Natural Gas Trust on Form S-4 unless otherwise specified. Capitalized terms not defined herein have the meanings set forth therefor in the Registration Statement.

2.                                      The answer to the question regarding the number of NGT Depositary Units ECA is offering to purchase does not specify an exact amount of securities sought.  Please advise us how the apparent conclusion was reached that such a description was compliant with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A.  In addition, please advise us how the offeror(s) would determine whether or not an extension to the tender offer period would be required under

Rule 14e-1(b).  Alternatively, please advise us whether the offeror(s) plan to petition the Division of Corporation Finance for no-action relief.

RESPONSE:

We acknowledge the Staff’s comment and note that Item 4 of Schedule TO specifies that the bidder must provide the information required by Item 1004(a) of Regulation M-A in the case of a third party tender offer.  Specifically, Item 1004(a)(1)(i) provides that the Schedule TO must include the total number and class of securities sought in the offer.  Furthermore, Rule 14e-1(b) of the Exchange Act bars the bidder from making an increase or decrease in the percentage of the class of securities being sought or the consideration offered unless the offer remains open for at least 10 business days from the date that the notice of such increase or decrease is first published.

After careful review of your comment as well as the no-action relief that the Staff has provided in the past, we have revised the disclosure in the Registration Statement to provide that the actual exchange ratio will be determined on the eighteenth business day following the commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period).  We have also provided an aggregate maximum number of NGT Depositary Units being sought by ECA in the Offer.  The exact number of NGT Depositary Units acquired by ECA will be a function of the exchange ratio but shall not exceed the maximum number disclosed in the Registration Statement.

This pricing mechanism is substantially similar to the pricing mechanism used in the exchange offers conducted by McDonald’s Corporation (File No. 333-137177), Bristol-Myers Squibb Company (File No. 333-163126) and Halliburton Company (File No. 333-141027).  The pricing mechanism provided for in the Registration Statement differs from traditional pricing methods insofar as it does not provide for a fixed exchange ratio that specifies the exact number of ECT Common Units that would be received if an NGT Depositary Unitholder were to elect to participate in the Offer.  Instead, ECA’s pricing mechanism is designed to deliver a specified dollar value offered in ECT Common Units in exchange for NGT Depositary Units validly tendered.  Such a mechanism is critical to the Offer because NGT terminates on May 15, 2013.  As a result, NGT Depositary Unitholders have relative certainty as to the cash value that his or her NGT Depositary Units will have following termination of NGT based on the value of the United States Treasury Obligation ($20.00 per NGT Depositary Unit) and the pro rata net proceeds received from the sale of the perpetual net profits interest (approximately $0.95 per NGT Depositary Unit).  Specifically, as described in the Registration Statement, NGT Depositary Unitholders choosing not to tender in the Offer and who remain an NGT Depositary Unitholder expect to receive $20.00 per NGT Depositary Unit (the value of the mature Treasury Obligation) and an additional estimated $0.95 per NGT Depositary Unit (representing the approximate net proceeds attributable to the sale of the perpetual net profits interest) for a total of approximately $20.95 per NGT Depositary Unit.  In addition, NGT Depositary Unitholders will also receive their pro rata share of revenues attributable to the term net profits interest for the period beginning October 1, 2012 through May 15, 2013, less any costs and expenses or reserves of NGT during such period.  ECA is offering to provide a premium to the estimated cash value at termination of approximately $20.95 by offering ECT Common Units valued at approximately $22.55 per NGT Depositary Unit, representing a 7.6% premium to this anticipated cash value of the NGT Depositary Units following termination.  For comparative purposes, ECA believes it is more important for the cash value of the premium to be both transparent and fixed for the NGT Depositary Unitholders rather than the number of ECT Common Units to be received to be fixed.  The calculated per-unit value of the ECT Common Units will be determined based on the volume weighted average trading price (“VWAP”) per ECT Common Unit for the 10 trading day period ending on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period).

We believe that the 10 trading day VWAP-based pricing period offers NGT Depositary Unitholders a reasonable balance between the objectives of providing the most current pricing practicable, while reducing price distortions that could occur if prices were established at a single point in time or that could result from short-term volatility in the trading price of the ECT Common Units.  Furthermore, we believe that the pricing mechanism for the Offer provides protection to NGT Depositary Unitholders because it results in a fixed, constant dollar value exchange and provides greater certainty about the ultimate return to NGT Depositary Unitholders and relative certainty about the value of the ECT Common Units that each tendering NGT Depositary Unitholder will receive.  We do acknowledge that we have not completely eliminated the potential for volatility affecting the total cash value received by each NGT Depositary Unitholder because the ECT Common Units continue to trade for two business days until the Offer expires.  However, the potential impact of this volatility is substantially mitigated by the ratio being set a few days prior to the expiration of the Offer as opposed to the full twenty business days prior to the expiration of the Offer.  This approach is consistent with the pricing mechanism utilized by McDonalds in its exchange offer in the Chipotle transaction (File No. 333-137177).

Furthermore, the formula provided in the Registration Statement at commencement of the Offer is consistent with the formula-based structures used in the Dutch Auctions previously approved by the Staff.  See e.g. Alliance Semiconductor Corp. (Sept. 22, 2006) (Schedule TO filed on August 25, 2006 (File No. 005-44755)).  We also believe that the pricing mechanism used here allows the NGT Depositary Unitholders to better predict the value that they will receive in the Offer than would an offer using a traditional fixed exchange ratio set prior to commencement of the Offer.  With fixed exchange ratios, the return to NGT Depositary Unitholders depends on the value of what is offered at the expiration of the Offer.  The value can fluctuate, and an NGT Depositary Unitholder only realizes the actual discount or premium initially embedded in the exchange ratio if the price of the underlying securities being offered is equal to their prices at the Offer’s inception.  Furthermore, sophisticated institutional investors may seek to lock in this discount at the Offer’s start through arbitrage strategies that, when implemented, could make them economically indifferent to the subsequent changes in trading prices for the securities involved.  Less sophisticated retail investors who hold almost all of the NGT Depositary Units may not be aware of or able to avail themselves of these strategies.  Instead, their participation decision may be more heavily influenced by the unit prices at the end of the Offer, which will not necessarily reflect the premium originally provided.

For various reasons, including the desire to mitigate the disadvantages of a fixed-ratio offer and to permit a more current market valuation of the securities involved in the Offer, market participants have sought, and the Staff has granted relief under the tender offer rules when the exchange ratio is based on a formula using trading data over a specified period.  See

Lazard Freres & Co. (available August 11, 1995).  See also BBVA Privanza International (Gibraltar) Limited (available December 23, 2005), McDonald’s Corporation (available September 27, 2006), Halliburton Company, (available March 23, 2007), and Bristol-Meyers Squibb Company (available November 16, 2009).  Furthermore, our pricing mechanism is consistent with the relief granted in Lazard and the transaction following Lazard in all material respects in that: (i) the value relationship between the securities involved is fixed and remains constant during the exchange offer, such that a holder will be able to determine the value receivable on tender of his units; (ii) the final exchange ratio is based on readily observable average trading prices over a specified period; (iii) ECA has indicated a maximum number of NGT Depositary Units sought in the Offer; (iv) ECA will issue a press release announcing the final exchange ratio promptly following the close of trading on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period); and (v) holders of NGT Depositary Units will be provided with a toll-free number for ECA’s information agent to obtain trading information relevant to pricing.

We understand that with respect to the no-action relief previously granted, some of these transactions are examples of exceptions to the rule that the exchange ratio must be fixed at the commencement of the Offer.  We also understand that relief was granted because of extraordinary circumstances.  We believe that this Offer is one of those extraordinary circumstances.  The securities sought in this Offer are interests in a royalty trust that will terminate in May of this year.  NGT Depositary Unitholders have relative certainty as to the cash value of their securities upon liquidation.  As a result, we believe that it is critical to this Offer to provide NGT Depositary Unitholders with price certainty on the cash value of the securities being offered as opposed to a number of securities being offered, the value of which will fluctuate.  The only way to provide this certainty is in the pricing mechanism as provided in the Registration Statement.  Requiring ECA to fix the exchange ratio at commencement of the Offer inhibits the ability of ECA to provide NGT Depositary Unitholders with a relatively certain value (to be paid in ECT Common Units) that ECA will provide to NGT Depositary Units in exchange for their units. Furthermore, the security sought here is a very unique one. It consists of a beneficial interest in a royalty trust and a United States Treasury Obligation.  Most importantly, ECA has valued the NGT Depositary Units at $20.95 per NGT Depositary Unit, which has been determined based on the value of the mature Treasury Obligation ($20.00 per NGT Depositary Unit) and the pro rata share of the net cash proceeds attributable to the sale of the perpetual net profits interest (approximately $0.95 per NGT Depositary Unit) which was sold to ECA on January 10, 2013. We believe that these extraordinary circumstances are like those found in the Lazard line of no-action letters.

We believe that the exchange ratio formula provided in the Registration Statement, when considered in connection with the goal of providing NGT Depositary Unitholders with a fixed dollar amount as well as the no-action relief previously granted, complies with Rule 1004(a)(1)(i), especially considering that ECA has provided a maximum number of NGT Depositary Units that it will accept in the Offer.  Moreover, ECA is providing NGT Depositary Unitholders with the ongoing ability to find out how many ECT Common Units he or she would be entitled to receive on any particular trading day, in addition to the value, by providing a toll-free telephone number for the information agent who, upon request, will provide such data updated each trading day for the current 10 trading day VWAP for ECT Common Units.  Based on such information, an

NGT Depositary Unitholder can also determine the total number of NGT Depositary Units sought on that trading day.  However, the maximum number of NGT Depositary Units sought is fixed and will be set at commencement of the Offer.  We believe these factors are clearly and unambiguously described in the Registration Statement and that it is consistent with the regulatory, disclosure and investor protection objectives found in Rule 14e-1(b) and Item 1004 of Regulation M-A.  We have also revised the disclosure in the Registration Statement to reflect the exchange ratio being set on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period).  Please read the cover page and pages 1 - 4, 6, 8, 15, 24, 27-28 and 30.

************

We acknowledge that:

•                  ECA and ECT are responsible for the adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Palmer Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Douglas V. Getten of Vinson & Elkins L.L.P. at (713) 758-2865.

Very truly yours,

ENERGY CORPORATION OF AMERICA

By:	/s/ Donald C. Supcoe
Donald C. Supcoe
Executive Vice President & General Counsel

ECA MARCELLUS TRUST I

By: The Bank of New York Mellon Trust Company, N.A.

By:	/s/ Mike J. Ulrich
Mike J. Ulrich
Vice President

Enclosures

cc:                                David Palmer Oelman, Vinson & Elkins L.L.P.

Douglas V. Getten, Vinson & Elkins L.L.P.

William C. McDonald, Andrews Kurth LLP

Scott Olson, Andrews Kurth LLP

Michael J. Ulrich, The Bank of New York Mellon Trust Company, N.A.